OMI LIMITED
Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Thursday December 5, 2002.

US Securities and Exchan
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	25 November, 2002	Company Announcement: Chairman's Address to Annual General Meeting

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Administration Co-Ordinator.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

25 November 2002

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3299 4765

ASX Company Announcements Office

2002 ANNUAL GENERAL MEETING

CHAIRMAN'S ADDRESS

OCCUPATIONAL & MEDICAL INNOVATIONS LTD

On behalf of the Board of Occupational & Medical Innovations, I would like to extend to you all a very warm welcome at this, our third Annual General Meeting as a Public Company.

The year 2001/2002 was a very busy one for OMI.

During the year it became increasingly obvious that the option of OMI manufacturing its own products, or having them manufactured under contract, was becoming more attractive, as a means of bringing those products to the market.

Accordingly, in April 2002 we entered into negotiations with Wuxi Zinda in China and have signed an agreement for them to manufacture the OMI safety scalpel, for distribution throughout Australia and the Asia Pacific region. Since entering into the agreement with Wuxi Zinda there has been further substantial development of the plan to have the safety scalpel manufactured and distributed. Certification of listing of the safety scalpel has been received from the Therapeutic Goods Administration, which entitles OMI to market the safety scalpel in Australia and New Zealand - And we are going through a similar certification process with FDA in the United States.

We are presently undertaking refinement of the production tooling at Wuxi Zinda, and as soon as this has been completed, sufficient quantities of the safety scalpel will be able to be manufactured and clinical trials undertaken. Upon completion of the clinical trials we will then sign an agreement with a medical device distributor who will market the safety scalpel just within Australia and New Zealand.

However, we are also negotiating with a major American company for distribution of the safety scalpel in North America under their own brand name.

With regard to our needle-less access or safe valve, as you may be aware, we have recently signed a Heads of Agreement with B Braun Australia for them to purchase not less than 4

million OMI safe valves per year over the next 5 years. This was the cumulation of negotiations and discussions with B Braun for well over a year. Continuing development of the safe valve design occurred throughout this period.

We have also conducted detailed investigations with relation to the manufacture of the safe valve and anticipate signing an agreement with a manufacturer in the near future. As soon as an agreement has been signed, we will make the appropriate announcement.

We are also in negotiations with various organisations who have expressed interest in distributing the safe valve in other areas, including America and Europe.

Now to the syringe.

In December 2001 we received the PriceWaterhouseCoopers Feasibility Report into the cost of establishing a full scale manufacturing facility for the safety syringe. This report has proved invaluable in that it has provided us with detailed costs of manufacturing, markets, trends and projections for the industry, as well as other information which has assisted us in planning our strategy for the safety syringe.

In early 2002 we commissioned PKF to prepare a Business Plan for the establishment of a small scale manufacturing facility for the safety syringe. The Business Plan was based on production capacity of approximately 80 million syringes per annum for the Australian and New Zealand markets. This option for the safety syringe, and indeed for any other OMI products, is still under active consideration.

As with all OMI products, there has been continuing development of the design of the safety syringe to improve performance and simplify production. We have obtained a number of quotations from manufacturers to manufacture the safety syringe for us, some of which are comparable to the cost of OMI manufacturing the safety syringe in its own facility. We are continuing to explore manufacturing options to ensure that when the safety syringe is manufactured it is at the most advantageous cost.

As you are aware, the Federal Government announced during the last election campaign that they were allocating $27.5 million for the development and implementation of retractable syringe technology into Australia. We have had a number of discussions with the relevant departments and at this point of time I am able to say that there have been no decisions yet made on the application of those funds and contrary to what has been set out in the media recently, there have not been any guidelines whatsoever, established for retractable syringe technology.

As you can appreciate, negotiations with products such as this are very sensitive and time consuming.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

In May 2002, David Jenkins and Bruce Kiehne visited the Bank of New York for briefings associated with the ADR program under which OMI shares are offered for sale in America through the Bank of New York.

During the year the Board has undertaken continuing reviews of management and organisational structures to ensure cost efficiencies are achieved and that the structures are in place to properly manage the change which is consequent upon the commercialisation of OMI products.

I would like to thank the Board and the company's employees for the hard work and dedication they have shown this year. I would especially like to mention Rod Siller who is retiring at this meeting. Rod has been tireless in his dedication and hard work for the company but has had other commitments which are making it more difficult for him to apply as much time and effort to OMI as he would like.

In conclusion, I would like to assure all shareholders that OMI is confidently moving forward. Production quantities of the safety scalpel should be available shortly from China for distribution in Australia and New Zealand. Arrangements for manufacture of the safe valve should be finalised shortly and subject to satisfactory clinical trials, supplied to B Braun Australia as per the Heads of Agreement. Negotiations are continuing for distribution of both the safety scalpel and the safe valve in America and Europe, and manufacturing options are being considered for the safety syringe. We also have a number of new products in the design stage, the details of which will be announced at the appropriate time. As the saying goes, "watch this space ...!!!"
